EXHIBIT 99.1



Cleco Corporation
2030 Donahue Ferry Road
PO Box 5000
Pineville, LA 71361-5000
Tel 318 484-7400
www.cleco.com

NEWS RELEASE

Investor Contacts:
Cleco Corporation:
Keith Crump
(318) 484-7719
Ryan Gunter
(318) 484-7724
Shareholder Services:
Rodney Hamilton
(318) 484-7593

Analyst Inquiries:
Dresner Companies
Kristine Walczak
(312) 780-7240

Media Contact:
Cleco Corporation:
Michael Burns
(318) 484-7663

For Immediate Release

Cleco Corp. Posts Third-Quarter Net Income of $27.6 million
Maintains earnings target for 2006

PINEVILLE, La., Nov. 9, 2006 - Cleco Corp. (NYSE: CNL) today reported net income applicable to common stock of $27.6 million for the third quarter of 2006. Net income is down from the $42.0 million recorded in the third quarter of 2005, excluding the $108.0 million of net income from the 2005 Perryville reconsolidation[1].

Earnings for the third quarter of 2006 were $0.50 per diluted share, $0.32 per share lower than the $0.82 per share reported in the third quarter of 2005 excluding the Perryville reconsolidated earnings. Including the Perryville reconsolidated results, third-quarter 2005 earnings were $2.91 per diluted share.

The main reason for the quarter-to-quarter decrease at Cleco Power was mark-to-market losses on energy hedging positions tied to a fixed-price municipal contract as compared to mark-to-market gains in the third quarter 2005. Excluding the Perryville reconsolidation, Cleco Midstream Resources' results were primarily affected by the absence of the tolling payments from Calpine Energy Services and higher expenses at Evangeline. Additionally, there was $0.03 per share dilution resulting from the issuance of 6.9 million shares of common stock in August.

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[1] In the fourth quarter of 2005, Cleco recognized $108.0 million from the reconsolidation of Perryville into Cleco's consolidated financial results following the sale of the subsidiary's generating plant and related claims and its emergence from bankruptcy. The reconsolidation of Perryville was applied retroactively. Consequently, Cleco has adjusted retroactively and recorded net income of $150.0 million for the third-quarter 2005 to include the $108.0 million of earnings from the Perryville reconsolidated results. This retroactive adjustment did not have an impact on Cleco's consolidated results for the year ended December 31, 2005. (See Cleco Corporation's Form 10-Q for the quarterly period ended September 30, 2006, for discussion of this adjustment.)

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For the nine months ended Sept. 30, 2006, Cleco recorded $62.1 million of net income. Net income for the same period of 2005, excluding income from the 2005 Perryville reconsolidation was $71.1 million. Including the $108.0 million from the Perryville reconsolidated earnings, net income was $179.1 million for the first three quarters of 2005.

Cleco recorded earnings of $1.18 per diluted share for the first three quarters of 2006. During the same period of 2005, excluding the Perryville reconsolidation, Cleco recorded earnings of $1.39 per share. Loss of the Calpine tolling payments and higher expenses at Evangeline, as well as mark-to-market losses on Cleco Power energy hedges, were the primary drivers of the decrease. With the Perryville reconsolidation included, earnings were $3.50 per diluted share for the same period of 2005.

Cleco Power's third quarter 2006 kilowatt-hour sales were up 1.4 percent over third quarter 2005, and 2006 year-to-date sales were up 2.4 percent compared to the same 2005 period.

"We remain on target to meet our financial expectations for the year," Michael Madison, president and CEO of Cleco Corp., said "And while it is still very early in the game, we're also meeting our schedule in the construction of the new solid-fuel unit at our Rodemacher Power Station near Boyce."

Consolidated Diluted Earnings Per Share Allocated to Subsidiaries

	Diluted EPS Three Months Ended Sept. 30,	
Subsidiary	**2006**	**2005**
Cleco Power LLC	$0.39	$0.53
Cleco Midstream Resources LLC (excluding Perryville for 2005)	0.07	0.26
Corporate and Other[2]	0.04	0.03
Earnings excluding Perryville	**$0.50**	**$0.82**
Earnings from Perryville reconsolidation	--	2.09
Earnings applicable to common stock	**$0.50**	**$2.91**

	Diluted EPS Nine Months Ended Sept. 30,	
Subsidiary	**2006**	**2005**
Cleco Power LLC	$1.00	$1.02
Cleco Midstream Resources LLC (excluding Perryville for 2005)	0.11	0.38
Corporate and Other[2]	0.07	(0.01)
Earnings excluding Perryville	**$1.18**	**$1.39**
Proceeds from Perryville transactions	--	2.11
Earnings applicable to common stock	**$1.18**	**$3.50**

_____
[2]Includes dividends on preferred stock

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Results for Third Quarter 2006:

Major Reconciling Items for Third-Quarter EPS 2006 vs. 2005:

$2.91	**2005 Third-Quarter Diluted EPS**
(2.09)	Less: Impact of reconsolidation of Perryville
$0.82	
0.10	Higher Cleco Power nonfuel revenue
(0.08)	Energy hedging, net
(0.13)	Higher Cleco Power nonfuel expenses
(0.03)	Effect of higher number of outstanding shares
(0.19)	Lower Cleco Midstream contribution
0.01	Lower corporate expense
$0.50	**2006 Third-Quarter Diluted EPS**

Cleco Power LLC

Cleco Power's 2006 third-quarter earnings were $0.14 per share lower than in the same quarter of 2005.

Overall, nonfuel revenue increased $0.10 per share in the quarter-to-quarter comparison with 2005:

. Higher kilowatt-hour sales contributed $0.02 per share to the increase. Retail customer usage was higher, while sales to municipalities declined.

. Third quarter 2006 retail and wholesale kilowatt-hour sales were up 1.4 percent, for the same period a year ago, largely due to the absence of outages from hurricanes Katrina and Rita. Cooling degree-days were 4 percent higher than normal but 11 percent lower than in the third quarter of 2005.

(Million kWh)	For the three months ended Sept. 30,		
	2006	**2005**	**Change**
Electric Sales			
Residential	1,190	1,155	3.03 %
Commercial	651	540	20.56 %
Industrial	784	760	3.16 %
Other retail	101	174	(41.95)%
Total retail	2,726	2,629	3.69 %
Sales for resale	159	203	(21.67)%
Unbilled	(89)	(74)	20.27 %
Total retail and wholesale customer sales	**2,796**	**2,758**	**1.38 %**

. Another $0.08 per share of the increase was from the collection of a storm surcharge, which started in May 2006 as a result of the Louisiana Public Service Commission's approval of an interim storm recovery plan. Cleco anticipates the LPSC will determine the final recovery amount in early 2007.

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Results of energy hedging, net were down compared to third quarter 2005:

- The $0.08 per share decrease was the result of mark-to-market losses on energy hedging positions tied to a fixed-price municipal contract as compared to mark-to-market gains in the same period of 2005.

Nonfuel expenses were $0.13 per share higher than in the same quarter of 2005:

- Nonrecoverable fuel expenses were even as compared to the same period of 2005, with $0.03 per share increase tied to the fixed-price contract with a municipality mentioned above, offset by a $0.03 per share decrease due to the reclassification of certain capacity charges to operations expense. The contract began January 1, 2006.

- Operations and maintenance expenses increased by $0.02 per share compared to the same period of 2005. Of that amount $0.03 was primarily due to higher generation and transmission costs, $0.03 due to a reclassification of certain capacity charges to operations expense, partially offset by $0.04 from the reclassification of certain storm amortization costs from maintenance expense to depreciation expense.

- Depreciation expense increased $0.11 per share largely due to a $0.06 per share increase in storm cost amortization, $0.04 per share increase due to the reclassification of certain storm amortization costs from operations and maintenance, as well as $0.01 per share of additional depreciation expense from routine property, plant and equipment additions.

- Net interest expense increased by $0.02 per share over the same period of 2005 primarily as a result of a higher level of outstanding debt.

- Income tax expense was up $0.01 per share compared to the same period of 2005.

- Partially offsetting the increased expenses was $0.03 per share of higher AFUDC (allowance for funds used during construction) associated with the Rodemacher project.

Other factors included:

- The issuance of 6.9 million shares of common stock in August 2006 resulted in a $0.03 share dilutive effect.

Cleco Midstream Resources LLC

Cleco Midstream's earnings were down $0.19 per share in the third quarter of 2006 compared to the same period of 2005. The quarter-to-quarter comparison excludes the $2.09 per share impact from the Perryville reconsolidation.

Acadia's results were down $0.11 per share largely due to the loss of tolling revenue, the write-off of irreparable turbine parts, and higher interest expense. Partially offsetting those decreases was revenue from energy sales through a third-party energy management contract.

Evangeline's contribution was down $0.08 per share from a year ago. The major factors affecting the plant's results were lower variable revenue, higher maintenance expense, and higher income tax expense due to an adjustment of state income taxes as a result of an analysis of income taxes payable following completion of an audit for tax years 1997 to 2000.

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Other

Corporate and other expenses were $0.01 per share lower in the quarter-to-quarter comparison. The primary reasons were higher interest income offset by lower proceeds from corporate-owned life insurance policies compared to the same period of 2005.

Results for Nine Months ended Sept. 30, 2006:

Major Reconciling Items for Nine Months ended Sept. 30 EPS 2006 vs. 2005:

$3.50	**Nine Months ended Sept. 30, 2005, Diluted EPS**
(2.11)	Less: Impact of reconsolidation of Perryville
$1.39	
0.28	Higher Cleco Power nonfuel revenue
(0.12)	Energy hedging, net
(0.16)	Higher Cleco Power nonfuel expenses
(0.02)	Effect of higher number of outstanding shares
(0.27)	Lower Cleco Midstream contribution
0.08	Lower corporate expense
$1.18	**Nine Months ended Sept. 30, 2006, Diluted EPS**

Cleco Power LLC

For the nine months ended Sept. 30, 2006, Cleco Power's earnings were $0.02 per share lower than in the same period of 2005.

Nonfuel revenue increased $0.28 per share when compared to the first nine months of 2005.

. Sales to retail customers were $0.08 per share higher, and sales to municipal customers were $0.01 per share higher in the year-to-date comparison. Kilowatt-hour sales were up 2.4 percent over the same period a year ago, largely due to the absence of outages from hurricanes Katrina and Rita. Cooling degree-days were 11 percent higher than normal but 3 percent lower than in the same period of 2005.

(Million kWh)	For the nine months ended Sept. 30		
	2006	**2005**	**Change**
Electric Sales			
Residential	2,760	2,696	2.37 %
Commercial	1,529	1,383	10.56 %
Industrial	2,201	2,146	2.56 %
Other retail	380	454	(16.30)%
Total retail	6,870	6,679	2.86 %
Sales for resale	391	409	(4.40)%
Unbilled	53	56	(5.36)%
Total retail and wholesale customer sales	**7,314**	**7,144**	**2.38 %**

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- Storm surcharge collections increased earnings $0.13 per share.

- Miscellaneous revenue was $0.02 per share higher than in the same period of 2005 primarily due to higher customer service fees and pole attachment revenue.

- The reversal of customer refund accruals for the years 2002-2006 added $0.07 per share to Cleco Power's results compared to a year ago. The increase was partially offset by $0.03 per share from the absence of a 2005 fuel surcharge adjustment and other miscellaneous adjustments.

Results of energy hedging, net:

- Mark-to-market losses on energy hedging positions tied to a fixed-price contract with a municipality as compared to mark-to-market gains in the same period 2005 resulted in a $0.12 per share decline in earnings.

Nonfuel expenses were up $0.16 per share compared to the first three quarters of 2005:

- Fuel and power purchases for a fixed-price municipal contract added $0.08 per share to expenses, partially offset by a $0.03 per share reduction in capacity costs compared to the same period of 2005.

- Operations and maintenance expenses were down $0.04 per share in the year-to-date comparison. Among the major factors behind the decrease were $0.08 per share attributable to the transfer of previously expensed storm costs to a regulatory asset, and $0.02 per share of lower employee benefit costs. Partially offsetting the decreased expenses were $0.04 per share of higher professional and miscellaneous fees, and $0.02 per share of higher transmission and distribution maintenance costs.

- Depreciation expense was up $0.13 per share compared to a year ago. Of that amount, $0.10 per share was due to the amortization of deferred storm costs, and $0.03 per share was from normal property, plant and equipment additions.

- Other expenses rose $0.07 per share compared to the first three quarters of 2005. Contributing to that increase was $0.04 per share of higher net interest expense, while $0.03 per share of the increase was due to the absence of proceeds from the 2005 sale of distribution assets.

- Miscellaneous expenses were $0.02 per share lower largely due to $0.04 per share of higher allowances for AFUDC, partially offset by $0.02 per share of higher franchise and regulatory fees.

- Income tax expense was down $0.03 per share compared to the first three quarters of 2005, stemming from the positive resolution of federal and state tax audits.

Other factors included:

- Results were lowered $0.02 per share from the impact of the August 2006 common stock offering.

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Cleco Midstream Resources LLC

Cleco Midstream's earnings were down $0.27 per share in the first nine months of 2006 compared to the same period of 2005. The comparison excludes the $2.11 per share impact from the Perryville reconsolidation. Perryville's settlement of an insurance claim and transmission revenue in 2006 added $0.02 per share to results. Additionally, there was a $0.01 per share decrease in Midstream administrative costs.

Earnings from the Acadia project were $0.18 per share lower than during the first nine months of 2005 largely due to the loss of tolling revenue and a write-off of irreparable parts, partly offset by merchant revenue, the drawdown of the full $15 million letter of credit from Calpine, and insurance claim settlements.

Evangeline's results were down $0.12 per share compared to the first three quarters of 2005, primarily due to increased turbine expense caused by higher plant run times, and an adjustment of state income taxes as a result of an analysis of income taxes payable following completion of an audit for tax years 1997 to 2000, and an adjustment related to 2003 state income taxes.

Other

Corporate and other expenses dropped $0.08 per share compared to the first three quarters of 2005. The main reason for the decrease was a reduction in net interest expense stemming from the repayment of $100 million in senior corporate notes in June 2005.

Strategic Update

"We continue to make progress in all areas of our solid-fuel unit project," Madison said. "We were pleased with the $157.7 million of net proceeds we received from the sale of 6.9 million shares of common stock in August. In addition, in early September, the state approved the issuance of up to $60 million of tax-exempt bonds we'll use to finance solid-waste disposal facilities at the Rodemacher project. We anticipate the Rapides Finance Authority issuing the bonds on our behalf in the fourth quarter of this year."

Storm Cost Recovery

"Our application for Community Development Block Grants to recover some of our storm recovery costs is still pending. We recognize the chance of receiving funding from that source is slim, but we will continue urging the need to ease the financial burden on our customers," Madison said.

"At the same time, we are continuing to pursue securitization of our storm costs. We are working closely with LPSC staff on a draft financing order. Assuming everything goes as planned, we could be issuing bonds by next summer," Madison said. "On a related topic, Cleco Power's request for a $50 million storm reserve is currently before the LPSC as part of the storm recovery docket. We have asked for permission to create a restricted funded reserve, which we hope to fund with securitized debt. We anticipate the LPSC will take up the issue in the first quarter of 2007."

RFP Proposals

"Barring some unforeseen event, we expect the LPSC to vote in the coming weeks on Cleco Power's request for approval of two new one-year power purchase agreements for 2007," Madison said. "The power purchase agreements for up to 250 megawatts were the result of a 2006 RFP by Cleco Power to replace expiring contracts."

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Earnings Guidance

"We are maintaining our earnings guidance of $1.25 to $1.35 per share for 2006," Madison said. The target range assumes normal weather patterns, continuation of our rate stabilization plan, and the continued performance of the Evangeline tolling agreement. The earnings guidance also includes management's assumptions about Acadia's ability to sell power and capacity into the merchant power market. In addition, the target range assumes approximately $200 million of expenditures for the Rodemacher project this year.

Cleco management will discuss the company's 2006 third-quarter results during a conference call scheduled for 11 a.m. ET (10 a.m. CT) Friday, Nov. 10, 2006. The call will be broadcast live on the Internet, and replays will be available for 12 months. Investors may access the webcast through the company's Web site at www.cleco.com by selecting "For Investors" and then "3rd Quarter 2006 Earnings Conference Call."

Cleco's businesses referred to in this news release are:

> *Cleco Power LLC*
> *Cleco Midstream Resources LLC*
> *Perryville Energy Partners, L.L.C.; Perryville Energy Holdings LLC*
> *Acadia Power Holdings LLC*
> *Other (Cleco Corporation; Cleco Support Group LLC, Cleco Innovations LLC.)*

Cleco Corp. is a regional energy services company headquartered in Pineville, La. It operates a regulated electric utility company that serves 267,000 customers across Louisiana. Cleco also operates a wholesale energy business that has approximately 1,350 megawatts of generating capacity. For more information about Cleco, visit www.cleco.com.

Financial tables follow:

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CLECO CORPORATION

Condensed Consolidated Statements of Income (Unaudited)

		FOR THE THREE MONTHS ENDED SEPTEMBER 30,		
(THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)			2006	2005
Operating revenue				
Electric operations	$		284,490	$ 267,958
Other operations			7,644	14,240
Affiliate revenue			1,969	1,758
Gross operating revenue			294,103	283,956
Electric customer credits			-	(300)
Operating revenue, net			294,103	283,656
Operating expenses				
Fuel used for electric generation			80,627	54,665
Power purchased for utility customers			106,940	124,261
Other operations			25,670	23,647
Maintenance			8,850	9,723
Depreciation			23,750	15,182
Taxes other than income taxes			11,066	10,938
Total operating expenses			256,903	238,416
Operating income			37,200	45,240
Interest income			2,782	1,136
Allowance for other funds used during construction			2,190	325
Equity income from investees			15,197	200,986
Other income			702	2,626
Other expense			(463)	(861)
Interest charges				
Interest charges, including amortization of debt expenses, premium and discount, net of capitalized interest			11,094	9,535
Allowance for borrowed funds used during construction			(816)	(108)
Total interest charges			10,278	9,427
Income from continuing operations before income taxes			47,330	240,025
Federal and state income tax expense			19,350	89,569
Income from continuing operations			27,980	150,456
Discontinued operations				
Income (loss) from discontinued operations, net of tax			36	(25)
Net income			28,016	150,431
Preferred dividends requirements, net			424	451
Net income applicable to common stock	$		27,592	$ 149,980
Average shares of common stock outstanding				
Basic			53,630,494	49,548,835
Diluted			55,938,995	51,714,320
Basic earnings per share				
From continuing operations	$		0.50	$ 2.92
Net income applicable to common stock	$		0.50	$ 2.92
Diluted earnings per share				
From continuing operations	$		0.50	$ 2.91
Net income applicable to common stock	$		0.50	$ 2.91
Cash dividends paid per share of common stock	$		0.225	$ 0.225

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CLECO CORPORATION

Condensed Consolidated Statements of Income (Unaudited)

		FOR THE NINE MONTHS ENDED SEPTEMBER 30,		
(THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)		**2006**		2005
Operating revenue				
Electric operations	$	**736,765**	$	614,670
Other operations		**22,167**		29,493
Affiliate revenue		**5,157**		6,488
Gross operating revenue		**764,089**		650,651
Electric customer credits		**4,382**		(771)
Operating revenue, net		**768,471**		649,880
Operating expenses				
Fuel used for electric generation		**186,980**		117,139
Power purchased for utility customers		**306,426**		265,441
Other operations		**66,776**		68,974
Maintenance		**29,003**		32,848
Depreciation		**55,108**		45,059
Taxes other than income taxes		**31,655**		30,646
Gain on sales of assets		**(71)**		(2,207)
Total operating expenses		**675,877**		557,900
Operating income		**92,594**		91,980
Interest income		**7,217**		2,987
Allowance for other funds used during construction		**4,231**		2,104
Equity income from investees		**30,802**		221,859
Other income		**929**		3,445
Other expense		**(1,177)**		(1,652)
Interest charges				
Interest charges, including amortization of debt expenses, premium and discount, net of capitalized interest		**33,673**		32,584
Allowance for borrowed funds used during construction		**(1,535)**		(702)
Total interest charges		**32,138**		31,882
Income from continuing operations before income taxes		**102,458**		288,841
Federal and state income tax expense		**38,923**		108,112
Income from continuing operations		**63,535**		180,729
Discontinued operations				
Loss from discontinued operations, net of tax		**(154)**		(230)
Net income		**63,381**		180,499
Preferred dividends requirements, net		**1,310**		1,374
Net income applicable to common stock	$	**62,071**	$	179,125
Average shares of common stock outstanding				
Basic		**51,408,708**		49,443,912
Diluted		**53,621,679**		51,625,000
Basic earnings per share				
From continuing operations	$	**1.19**	$	3.50
Net income applicable to common stock	$	**1.19**	$	3.50
Diluted earnings per share				
From continuing operations	$	**1.18**	$	3.50
Net income applicable to common stock	$	**1.18**	$	3.50
Cash dividends paid per share of common stock	$	**0.675**	$	0.675

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CLECO CORPORATION

Condensed Consolidated Balance Sheets (Unaudited)

(THOUSANDS)		AT SEPTEMBER 30, 2006		AT DECEMBER 31, 2005
Assets				
Current assets				
Cash and cash equivalents	$	196,022	$	219,153
Accounts receivable, net		91,267		89,750
Other current assets		245,377		125,565
Total current assets		532,666		434,468
Property, plant and equipment, net		1,234,911		1,188,703
Equity investment in investees		327,309		317,762
Prepayments, deferred charges and other		310,208		208,555
Total assets	$	2,405,094	$	2,149,488
Liabilities				
Current liabilities				
Short-term debt	$	20,000	$	-
Long-term debt due within one year		25,000		40,000
Accounts payable		125,684		147,899
Other current liabilities		197,904		106,205
Total current liabilities		368,588		294,104
Deferred credits and other liabilities		550,970		539,478
Long-term debt, net		584,428		609,643
Total liabilities		1,503,986		1,443,225
Shareholders' equity				
Preferred stock		20,263		20,034
Common shareholders' equity		885,032		690,359
Accumulated other comprehensive loss		(4,187)		(4,130)
Total shareholders' equity		901,108		706,263
Total liabilities and shareholders' equity	$	2,405,094	$	2,149,488

Please note: In addition to historical financial information, this news release contains forward-looking statements about future results and circumstances, including, without limitation, regarding the Rodemacher Unit 3 project and earnings guidance. There are many risks and uncertainties with respect to such forward-looking statements, including the weather and other natural phenomena, state and federal legislative and regulatory initiatives, the timing and extent of changes in commodity prices and interest rates, the operating performance of Cleco Power's and Cleco Midstream's facilities, the financial condition of the company's tolling agreement counterparties, the performance of the tolling agreements by such counterparties, the resolution of claims arising from the Calpine bankruptcy, construction and operational startup of the new unit at Rodemacher Power Station, and the other risks and uncertainties more fully described in the company's latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Actual results may differ materially from those indicated in such forward-looking statements.

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